Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

October 12, 2010

Item 3.	News Release

The Company’s news release dated October 12, 2010, was disseminated by Marketwire, Incorporated on October 12, 2010.

Item 4.	Summary of Material Change

The Company announced that a leading financial institution in Panama has approved a US$9.1 million leasing facility to Panama Desarrollo de Infraestructuras, S.A., the infrastructure subsidiary of the Company.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Richard Fifer, Chairman of the Board of Directors of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated October 12, 2010

PETAQUILLA MINERALS LTD.

Per: /s/ Richard Fifer
Richard Fifer
Chairman of the Board of Directors

Schedule A

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Infrastructure Subsidiary Offered Equipment Leasing Facility

Vancouver, BC – October 12, 2010: Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that a leading financial institution in Panama has approved a US$9.1 million leasing facility to Panama Desarrollo de Infraestructuras, S.A. (“PDI Panama”), the infrastructure subsidiary of the Company. The proposed facility will enable PDI Panama to advance its business development plan and will form a building block of the Company’s spin-out strategy for its infrastructure division.

Presently, PDI Panama supplements the work performed by the Company’s contract miner at the Company’s Molejon gold mine by carrying out such functions as pre-stripping activities, tailings constructions and equipment maintenance, and the leasing facility will provide PDI Panama with the means to expand its operations. Through the facility, PDI Panama will have the ability to acquire new heavy equipment (e.g. articulated trucks, excavators, crushing equipment, etc.) in order to operate independently and, thus, offer the Company highly competitive rates, which would be expected to, in turn, lower the Company’s mining costs significantly.

The proposed facility is subject to, among other terms and conditions, equal and consecutive monthly payments of US$221,700 over four years, corresponding to an embedded 7.5% annual interest rate, and the option to purchase the equipment at the end of the period with a final payment of US$236,000. Equipment deliveries are planned to occur throughout the six months subsequent to PDI Panama’s fulfillment of the terms of disbursement.

The Company anticipates that PDI Panama will play a key role in unlocking the greater value of the Molejon gold resource by further reducing overall mining costs. PDI Panama intends to purchase earth moving equipment and a second mobile crusher to double its capacity to extract from the Molejon mine large volumes of construction-grade aggregate, a marketable product for infrastructure works. PDI Panama’s extraction of aggregates will also allow the Company to mine additional gold ounces at depth and its increased earth-moving capability will assist the Company with the construction of its heap leach gold project.

In addition, PDI Panama is advancing its Petarcilla clay project, which focuses on the manufacture of construction materials, such as high strength construction bricks, with Molejon as its source for material. This initiative will also contribute to maximizing the value of the Molejon pit by consuming the tailings byproduct of gold mining and adding longevity to the Company’s operations. PDI Panama will also be able to offer the Company construction materials at far less than the present cost of construction materials in Panama.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2,200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Director and Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.